Preston|Gates|Ellis LLP

05010866

August 25, 2005

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING RECEIVED AUG 29 2005 WASH. D.C. 209 SECTION

***Re: Xinhua Finance Limited – SEC File* # 82-34883**
Information Required to be Filed Pursuant to
Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Xinhua Finance Limited, an entity incorporated under the laws of the Cayman Islands (the "***Company***"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we provide herewith copies of the documents listed in Exhibit A.

Neither this letter, the information or documents attached, nor any other information furnished to the SEC shall be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Nor shall this letter or information constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions, please contact John McLean of the Company at 011 (852) 3196-3939 or attorneys of Preston Gates & Ellis, LLP, Clifford Ng at 011 (852) 2230-3558 or Jeannie Shin at (415) 882-8027.

PROCESSED SEP 01 2005 THOMSON FINANCIAL

Yours faithfully,

Preston Gates & Ellis, LLP
PRESTON GATES & ELLIS LLP

Enclosures

cc: John McLean, Xinhua Finance Limited
Clifford Ng, Preston Gates & Ellis LLP
Christine Yam, Preston Gates & Ellis LLP

dlw 8/31

55 SECOND STREET, SUITE 1700 SAN FRANCISCO, CA 94105-3493 TEL: (415) 882-8200 FAX: (415) 882-8220 www.prestongates.com
Anchorage Beijing Coeur d'Alene Hong Kong Orange County Portland San Francisco Seattle Spokane Taipei Washington, DC

EXHIBIT A

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

	Document	*Date*	*Entity*
1.	Announcement regarding the financial results of the Company for the first quarter of 2005	April 21, 2005	TSE (pursuant to the Timely Disclosure Regulation)
2.	Announcement regarding the Company's acquisition of EconWorld Media Limited	May 31, 2005	TSE (pursuant to the Timely Disclosure Regulation)
3.	Amendment to Securities Report	July 4, 2005	The Director of Kanto Local Finance Bureau (pursuant to the Securities Exchange Law of Japan)
4.	Announcement regarding the Company's acquisition of Washington Analysis, LLC	July 14, 2005	TSE (pursuant to the Timely Disclosure Regulation)
5.	Report on Conversion of Securities & Issuing of New Shares	July 21, 2005	TSE (pursuant to the Timely Disclosure Regulation)
6.	Announcement regarding the Company's establishment of sponsored Level 1 American Depositary Receipt facility	July 26, 2006	TSE (pursuant to the Timely Disclosure Regulation)
7.	Extraordinary report in respect of issue of shares	July 29, 2005	The Director of Kanto Local Finance Bureau (pursuant to the Securities Exchange Law of Japan)
8.	Announcement regarding the financial results of the Company for the first half of 2005	August 15, 2005	TSE (pursuant to the Timely Disclosure Regulation)
9.	Announcement regarding a three-for-one stock split	August 15, 2005	TSE (pursuant to the Timely Disclosure Regulation)

新華財經
XINHUA FINANCE

[For immediate release]

Xinhua Finance becomes profitable under international accounting standards

HONG KONG, April 21, 2005 - Xinhua Finance (TSE Mothers: 9399), China's premier financial services and media company, today reported a net profit of just under US$1.0 million for the first quarter of 2005 under international accounting standards.

The company said the result showed that the focus on profitability and improving margins is proving effective and said it is confident of achieving the forecasted results for the first half of 2005.

Total revenue for the quarter amounted to US$22 million, on target with internal forecasts. EBITDA, an important international measure of high growth companies such as Xinhua Finance, was US$3 million, amounting to 60 per cent of forecasted EBITDA for the first half of the year. EBITDA stands for Earnings Before Interest, Taxes, Depreciation and Amortization.

Revenue growth was driven by demand for China-related information products, increased popularity of Xinhua Finance's index and ratings products and expanded offerings in the news and investor relations services.

The company said that the reasons for the favorable results in the first quarter included greater efficiency in integration and cross-selling efforts between Xinhua Finance's business units.

The net result under international accounting standards was a profit of US$ 0.97 million, while under Japanese accounting standards a loss of US$0.78 million was registered. The main reason for the difference between these numbers is that the Japanese standards take a different approach from the international standard on how to account for goodwill from acquisitions.

Xinhua Finance, founded in 1999, was listed on the Tokyo Stock Exchange in October last year. Its products and services, including stock indices, credit ratings and financial news, form a

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

bridge between China's markets and the world.

The company, having achieved profitability under international accounting standards in the first quarter of 2005, is also forecasting a net profit under Japanese standards for the full year 2005.

Xinhua Finance CEO Fredy Bush said the first quarter results point to continuing fast and healthy growth for the company.

"We are tracking well to our business plan, and it is a pleasure for me to report that we are now profitable according to international accounting standards," Ms Bush said.

She said the company is benefiting from the growing demand for all its China-related products. "The increasing integration of China's capital markets with the world is having a very positive effect on our business," Ms Bush added.

Xinhua Finance CFO Gordon Lau said the results for the first quarter of 2005 reflect the company's continuing focus on improving margins and the synergies that are accruing from the companies acquired last year, including Mergent Inc, Market News International (MNI), G7 and Stone & McCarthy Research Associates.

"The integration is going well, and we are seeing a wide range of benefits emerging, including expanded sales and product distribution networks, and also new products such as the China Insight™ database product and the Xinhua Finance MNI business sentiment survey launched earlier this month," Mr Lau said.

ends

About Xinhua Finance Limited

Xinhua Finance Limited is China's premier financial services and media company, listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399). The Company provides financial news and information, as well as a broad array of financial products and services unique to the China markets. Xinhua Finance provides real time coverage of Chinese and Asian equity markets, delivering an integrated platform of China-specific indices, financial news feeds, credit ratings, and investor relations services to global financial institutions and re-distributors

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

新華財經
XINHUA FINANCE

via leased line, Internet, and satellite technology.

Founded in 1999, the Company is headquartered in Hong Kong and has 21 offices and 19 news bureaus across Asia, Australia, North America and Europe. For more information, see www.xinhuafinance.com.

For further information,

JAPAN: Mr Sun Jiong, +81-3-3500-5328, jsun@xinhuafinance.com
HK: Ms Joy Tsang, +852 3196 3983, +852 9486 4364, joy.tsang@xinhuafinance.com
US: The Ruth Group (PR Contact in the US)
Mr Gregory Tiberend, +1-646-536-7005, gtiberend@theruthgroup.com
Mr Jason Rando, +1 646 536 7025, jrando@theruthgroup.com

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

April 21, 2005

Dear Sirs,

(Consolidated) Business Results for the period ending March 31, 2005

Name of the Company	Xinhua Finance Limited
Representative	Chief Executive Officer Fredy Bush (Code Number : 9399)
Inquiries to:	Chief Financial Officer, Gordon Lau (TEL: Hong Kong 852-3102-3939)
Inquiries to:	Managing Director, Investor Relations Jiong Sun (TEL: Tokyo 03-3500-5328)

1. Business Results

Business Results for three months period-to-date ending March 31, 2005 provided below (three months period-to-date ending March 31, 2004 are not available for reference, twelve months ended December 31, 2004 results at Japanese Yen exchange rate as of December 30, 2004 as reported on February 15, 2005 and at Japanese Yen exchange rate as of March 31, 2005 are provided for reference).

Financial statements in accordance with Japan GAAP and International Financial Reporting Standards (IFRS) have been prepared for our investors in Japan and elsewhere in accordance with the Company's past practice. Significant differences between Japanese GAAP and IFRS as applied to us include those relating to non-recurrent listing related expenses, share issuance costs, share based payment expenses and amortization of goodwill. Please refer to section "*2 Outline of Business Results Difference in net results under IFRS and Japan GAAP*" below for detailed explanation. Non-recurrent listing related expenses, share issuance costs, share based payment expenses and amortization of goodwill reduce our net results substantially under Japan GAAP.

Business Results under Japan GAAP

(Units: USD thousand (Yen thousand))

	Mar, 2005 (Year to date) (Yen at current rate)	**Dec, 2004 (Full Year) (as reported on February 15, 2005)**	**Dec, 2004 (Full Year) (at current Yen rate as of March 31, 2005)**
Sales	22,230 (2,387,282)	59,689 (6,220,187)	59,689 (6,409,998)
Operating Loss	477 (51,263)	4,134 (430,815)	4,134 (443,961)
Ordinary Loss	433 (46,484)	9,100 (948,311)	9,100 (977,249)
Net Loss	780 (83,730)	9,305 (969,712)	9,305 (999,303)
EBITDA	3,098 (332,722)	4,230 (440,798)	4,230 (454,249)
Total Assets	180,230 (19,354,930)	201,927 (21,042,858)	201,927 (21,684,988)
Shareholders' Equity	148,311 (15,927,114)	149,102 (15,537,948)	149,102 (16,012,093)

(Note)

1. For three months period-to-date ending March 31, 2005 results, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥107.39, from the Tokyo Foreign Exchange Market as of March 31, 2005. For twelve months ended December 31, 2004 results at Japanese yen exchange rate as reported on February 15, 2005, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥104.21, from the Tokyo Foreign Exchange Market as of December 30, 2004. For twelve months ended December 31, 2004 results at current Japanese yen exchange rate, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥107.39, from the Tokyo Foreign Exchange Market as of March 31, 2005.
2. We define EBITDA in relation to our Japanese GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill.
3. March 2004 results and the variance are not provided because 2005 is the first fiscal year for the Group to disclose the first quarter results.

Business Results under IFRS

	Mar, 2005 (Year to date)	Dec, 2004 (Full Year)	Dec, 2004 (Full Year)
	(Yen at current rate)	(as reported on February 15, 2005)	(at current Yen rate as of March 31, 2005)
Sales	22,230 (2,387,282)	59,689 (6,220,187)	59,689 (6,409,998)
EBITDA	3,135 (336,668)	4,577 (476,969)	4,577 (491,524)
Net Income/ △Loss	970 (104,168)	△1,420 (△147,958)	△1,420 (△152,494)

(Note)

1. For three months period-to-date ending March 31, 2005 results, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥107.39, from the Tokyo Foreign Exchange Market as of March 31, 2005. For twelve months ended December 31, 2004 results at Japanese yen exchange rate as reported on February 15, 2005, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥104.21, from the Tokyo Foreign Exchange Market as of December 30, 2004. For twelve months ended December 31, 2004 results at current Japanese yen exchange rate, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥107.39, from the Tokyo Foreign Exchange Market as of March 31, 2005.
2. We define EBITDA in relation to our IFRS financial statements as profit (loss) before interest, tax, depreciation and amortization.
3. March 2004 results and the variance are not provided because 2005 is the first fiscal year for the Group to disclose the first quarter results.

2. Outline of Business Results (from January 1, 2005 to March 31, 2005)

Turnover

Turnover was US$22,230 thousand (¥2,387,282 thousand) for the three months ended March 31, 2005. Turnover for 1st quarter was mainly driven by:

- Greater efficiency in extracting synergies among the group, enhancing cross-selling efforts
- Robust demand for China focused financial information, product line extensions with existing clients and cross-selling
- Effective improvements to sales and marketing process

Cost of sales

Cost of sales was US$10,352 thousand (¥1,111,733 thousand) for the three months ended March 31, 2005. Cost of sales mainly consist of costs related to production, distribution costs and data acquisition costs. Cost of sales represented 46.6% of turnover for the three months ended March 31, 2005.

Gross Margin

Margin of 53.4% for the three months ended March 31, 2005.

Selling, general and administrative expenses

Selling, general and administrative expenses were US$12,355 thousand (¥1,326,812 thousand) for the three months ended March 31, 2005. Key items in selling, general and administrative expenses include:

- Salary expense
- Marketing and promotion expense
- Professional and other fees such as auditing, legal, corporate communication and other consulting expenses
- Administrative and overhead expenses
- Amortization of goodwill on consolidation (a non-cash expense) from previous acquisition activities
- Amortization expense for intangibles (a non-cash expense) from previous acquisition activities

Operating loss

As a result of the above, operating loss was US$477 thousand (¥51,263 thousand) for the three months ended March 31, 2005.

Ordinary loss

Ordinary loss was US$433 thousand (¥46,484 thousand) for the three months ended March 31, 2005.

Net loss/income for the period

As a result of the above, net loss under Japan GAAP for the three months ended March 31, 2005 was US$780 thousand (¥83,730 thousand). However, under IFRS, we achieved net income of US$970 thousand (¥104,168 thousand) for the three months ended March 31, 2005.

EBITDA

EBITDA was US$3,098 thousand (¥332,722 thousand) for the three months ended March 31, 2005. EBITDA is calculated by taking operating earnings or loss and adding back the following items in selling, general and administrative expenses: (1) depreciation; (2) amortization; and (3) amortization of goodwill. EBITDA as % of turnover was 13.9% for the three months ended March 31, 2005.

Difference in net results under IFRS and Japan GAAP

We achieved positive net income under IFRS of US$970 thousand (¥104,168 thousand) for the three months ended March 31, 2005, significantly better than net results under Japan GAAP. This material difference of US$1,750 thousand (¥187,898 thousand) is mainly due to different treatment of share based expense and goodwill amortization (a non-cash expense) from acquisition activities in the previous period.

Please refer to "3 Financial Projection" for an explanation of the treatment of these items.

Cashflow Analysis

Operating activities

Net cash used in operating activities amounted to US$1,089 thousand (¥116,896 thousand) for the three months ended March 31, 2005. This was due to an increase in working capital needs from the rapid expansion of our business.

Investing activities

Net cash used in investing activities amounted to US$19,549 thousand (¥2,099,382 thousand) for the three months ended March 31, 2005. Net cash used in investing activities was mainly composed of capital expenditures and cash used for strategic acquisitions. US$19,266 thousand (¥2,068,969 thousand) cash was applied to payment for previous strategic acquisitions.

Financing Activities

Cashflow from financing activities amounted to US$56 thousand (¥6,020 thousand) for the three months ended March 31, 2005.

Cash and Cash Equivalents

Ending cash balance was US$19,385 thousand (¥2,081,760 thousand) as at March 31, 2005 as a result of the activities described in "Operating Activities", "Investing Activities" and "Financing Activities", above.

3. Financial Projection (from January 1, 2005 to December 31, 2005)

Our projections have been prepared in accordance with Japan GAAP and IFRS to meet the needs of our Japanese and international investors.

There are significant differences between Japan GAAP and IFRS as applied to us, including those relating to amortization of goodwill and share based expenses. These differences result in a material deviation between the net results projected under Japan GAAP and the net results projected under IFRS.

- *Goodwill on Consolidation*

- Japan GAAP requires consolidated goodwill to be amortized within 20 years. The goodwill on consolidation of the Company has been and projected to be amortized by the straight-line method over a period of 20 years. Under IAS 36, our goodwill on consolidation in connection with subsidiaries acquired on or after March 31, 2004 is not amortized but is assessed for impairment at least annually.

- *Share-based Payment Expense*

- Under IFRS, fair value of shares or options granted for compensation are amortized over the vesting period of the shares or options. Under Japan GAAP, there is no accounting impact for shares or options granted for compensation.

EBITDA is presented in the projections because we believe it is an important measure of our financial performance. Due to the nature of our industry and extent of our acquisition activities, a large portion of our assets consists of goodwill on consolidation. Goodwill on consolidation represents the excess of the aggregate purchase price over the fair value of the net assets of the business acquired and is required to be amortized under Japan GAAP. Since amortization expense is a non-cash expense, we view EBITDA as an important measure of our cash flow and overall financial performance.

The financial outlook for the fiscal year ending December 2005 under Japan GAAP is as follows:

	Sales	EBITDA	Operating Income	Ordinary Income	Net Income
	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)
For 6 months	45,216 (4,295,520)	5,129 (487,255)	△611 (△58,045)	△695 (△66,025)	△1,491 (△141,645)
For a year	94,409 (8,968,855)	13,482 (1,280,790)	1,949 (185,155)	1,789 (169,955)	198 (18,810)

(Reference) Forecasted net income per share (for the period) : 92.40 JPY (2 decimal places)

1. Exchange rate used USD1 = ¥95
2. Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

For reference only, the financial outlook for the fiscal period ending December 2005 under IFRS is as follows:

	Sales	EBITDA	Net Income
	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)
For 6 months	45,216 (4,295,520)	5,129 (487,255)	1,037 (98,515)
For a year	94,409 (8,968,855)	13,482 (1,280,790)	5,378 (510,910)

(Reference) Forecasted net income per share (for the period) : 2,509.81 JPY (2 decimal places)

1. Exchange rate used USD1 = ¥95
2. Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

4. First Quarter Consolidated Financial Statements

□First Quarter Consolidated Balance Sheet

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	As of March 31, 2005			As of December 31, 2004		
		Amount		(%)	Amount		(%)
(Assets)							
I Current assets							
Cash and bank balances	※4		19,745			40,449	
			(2,120,421)			(4,343,791)	
Trade receivable	※4,7		9,828			10,033	
			(1,055,432)			(1,077,494)	
Other receivable			973			698	
			(104,450)			(74,937)	
Deferred tax assets			454			299	
			(48,778)			(32,080)	
Other (current assets)	※4		4,507			5,158	
			(483,992)			(553,934)	
Total current assets			35,507	19.7		56,637	28.0
			(3,813,074)			(6,082,236)	
II Non-current assets							
Property, plant and equipment							
Buildings and structures		530			530		
		(56,914)			(56,865)		
Less: accumulated depreciation		△ 287	243		△244	285	
		(△ 30,867)	(26,047)		(△ 26,211)	(30,653)	
Equipments	※4	5,156			4,777		
		(553,712)			(512,978)		
Less: accumulated depreciation	※4	△ 1,670	3,487		△1,335	3,442	
		(△ 179,292)	(374,420)		(△ 143,345)	(369,633)	
Total property, plant and equipment			3,729	2.1		3,727	1.8
			(400,467)			(400,286)	
Intangible assets							
Goodwill			9,677			10,616	
			(1,039,202)			(1,140,028)	
Goodwill on consolidation	※8		115,019			116,544	
			(12,351,911)			(12,515,695)	
Trade mark, brand name and distribution rights	※3		3,735			4,064	
			(401,112)			(436,386)	
Total intangible assets			128,431	71.2		131,224	65.0
			(13,792,225)			(14,092,109)	

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

		As of March 31, 2005			As of December 31, 2004		
Item	Note	Amount		(%)	Amount		(%)
Investments and other assets							
Securities assets			11,824 (1,269,820)			10,151 (1,090,077)	
Investment in securities	※4		95 (10,159)			68 (7,291)	
Investment in progress	※2		121 (12,989)			121 (12,989)	
Other			523 (56,198)			- (-)	
Total investments and other assets			12,563 (1,349,165)	7.0		10,339 (1,110,357)	5.2
Total non-current assets			144,724 (15,541,857)	80.3		145,291 (15,602,752)	72.0
Total assets			180,230 (19,354,930)	100.0		201,927 (21,684,988)	100.0

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	As of March 31, 2005 Amount	(%)	As of December 31, 2004 Amount	(%)
(Liabilities)					
I Current liabilities					
Trade payable		1,766 (189,678)		3,014 (323,651)	
Short-term loans		149 (15,958)		122 (13,066)	
Bank borrowing - due within one year		33 (3,538)		40 (4,285)	
Taxation payable		251 (26,988)		398 (42,764)	
Other payable	※5	7,049 (756,963)		25,842 (2,775,136)	
Accrued expenses		4,574 (491,173)		2,592 (278,372)	
Deferred revenue		14,934 (1,603,768)		15,748 (1,691,218)	
Promissory note (non-operating)	※4, 6	500 (53,695)		350 (37,587)	
Lease obligations	※4	28 (3,034)		37 (4,020)	
Total current liabilities		29,284 (3,144,795)	16.2	48,143 (5,170,099)	23.8
II Non-current liabilities					
Bank borrowing - due after one year		41 (4,422)		48 (5,142)	
Long-term lease obligations	※4	20 (2,153)		26 (2,764)	
Long-term other payable		1,880 (201,873)		3,494 (375,210)	
Long-term promissory note (non-operating)	※4, 6	750 (80,543)		1,250 (134,238)	
Deferred tax liabilities		47 (5,069)		44 (4,747)	
Total non-current liabilities		2,738 (294,059)	1.5	4,862 (522,100)	2.4
Total liabilities		32,022 (3,438,854)	17.8	53,005 (5,692,199)	26.2

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	As of March 31, 2005 Amount	(%)	As of December 31, 2004 Amount	(%)
(Minority interests)					
Minority interest	※1	△ 103 (△ 11,038)	△ 0.1	△ 180 (△ 19,304)	△ 0.1
(Capital and reserves)					
Share capital		530 (56,900)	0.3	522 (56,054)	0.3
Share premium		181,543 (19,495,954)	100.7	181,543 (19,495,954)	90.0
Retained earnings		△ 33,450 (△ 3,592,180)	△ 18.6	△ 32,670 (△ 3,508,450)	△16.2
Unrealized loss on available-for-sale securities		△ 151 (△ 16,191)	△ 0.1	△ 151 (△ 16,191)	△0.1
Translation adjustment		△ 162 (△ 17,369)	△ 0.1	△ 142 (△ 15,274)	△0.1
Total shareholders' equity		148,311 (15,927,114)	82.3	149,102 (16,012,093)	73.9
Total liabilities, minority interests and shareholders' equity		180,230 (19,354,930)	100.0	201,927 (21,684,988)	100.0

□First Quarter Consolidated Income Statement

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	For the three months ended March 31, 2005 Amount		(%)	For the year ended December 31, 2004 Amount		(%)
I Turnover			22,230 (2,387,282)	100.0		59,689 (6,409,998)	100.0
II Cost of sales			10,352 (1,111,733)	46.6		29,283 (3,144,746)	49.1
Gross profit			11,878 (1,275,549)	53.4		30,406 (3,265,252)	50.9
III Selling, general and administrative expenses							
Directors' emoluments		284 (30,552)			839 (90,149)		
Salary		3,380 (362,973)			11,343 (1,218,137)		
Marketing and promotion expense		801 (86,019)			2,111 (226,656)		
Depreciation		393 (42,159)			1,091 (117,147)		
Amortization		1,683 (180,738)			3,630 (389,792)		
Amortization of goodwill		1,500 (161,088)			3,643 (391,272)		
Other		4,314 (463,282)	12,355 (1,326,812)	55.6	11,882 (1,276,060)	34,540 (3,709,214)	57.9
Operating loss			477 (51,263)	△ 2.1		4,134 (443,961)	△ 7.0
IV Non-operating income							
Interest income		137 (14,712)			186 (20,003)		
Gain on foreign exchange		- (-)			120 (12,872)		
Other		1 (77)	138 (14,789)	0.6	4 (428)	310 (33,303)	0.5
V Non-operating expenses							
Interest expense		33 (3,501)			498 (53,482)		
Share issuance related expenses	※1	- (-)			2,757 (296,091)		
Listing related expenses		- (-)			2,021 (217,018)		
Loss on foreign exchange		59 (6,385)			- (-)		
Other		1 (125)	93 (10,010)	0.4	- (-)	5,276 (566,591)	8.7
Ordinary loss			433 (46,484)	△ 1.9		9,100 (977,249)	△ 15.2

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	For the three months ended March 31, 2005			For the year ended December 31, 2004		
		Amount		(%)	Amount		(%)
VI Extraordinary gains							
Gain on disposal of fixed assets		- (-)			0 (0)		
Gain on relief of debt		- (-)	- (-)	-	4 (478)	4 (478)	0.0
VII Extraordinary losses							
Loss on disposal of fixed assets	※2	1 (59)	1 (59)	0.0	2 (182)	2 (182)	0.0
Loss before tax, minority interest and distribution of profits (allocation of losses) from joint alliance			433 (46,543)	△ 1.9		9,097 (976,954)	△ 15.2
VIII Allocation of losses (distribution of profits △) from joint alliance			△ 77 (△ 8,294)	△ 0.3		△ 243 (△ 26,044)	△ 0.4
Loss before tax and minority interest			511 (54,837)	△ 2.3		9,340 (1,002,998)	△ 15.6
Income taxes (current)		344 (37,003)			10 (1,027)		
Reversal of over-accrued tax for the past year		- (-)			△ 212 (△ 22,742)		
Income taxes (deferred)		△ 152 (△ 16,376)	192 (20,627)	0.9	47 (5,077)	△155 (△16,638)	△0.2
Minority interest			77 (8,266)	0.3		121 (12,943)	0.2
Net loss for the period/year			780 (83,730)	△ 3.5		9,305 (999,303)	△ 15.6

□First Quarter Consolidated Surplus Statement

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	For the three months ended March 31, 2005 Amount		For the year ended December 31, 2004 Amount	
(Share premium)					
I Share premium – Beginning balance			181,543 (19,495,954)		51,174 (5,495,617)
II Increases of share premium					
1. Stock issuance		- (-)		85,202 (9,149,889)	
2. Share premium increased upon share exchange	※2	- (-)		46,168 (4,957,933)	
3. Suspense account of share exchange	※1	- (-)		2,604 (279,590)	133,973 (14,387,412)
III Decrease of share premium					
1. Suspense account of share exchange	※2	- (-)		3,604 (387,074)	3,604 (387,074)
IV Share premium - Ending balance			181,543 (19,495,954)		181,543 (19,495,954)
(Retained earnings)					
I Retained earnings - Beginning balance			△ 32,670 (△ 3,508,450)		△ 23,365 (△ 2,509,148)
II Decreases of retained earnings					
1. Net loss for the period/year		780 (83,730)	780 (83,730)	9,305 (999,303)	9,305 (999,303)
III Retained earnings - Ending balance			△ 33,450 (△ 3,592,180)		△ 32,670 (3,508,450)

□First Quarter Consolidated Cashflow Statement

(Unit: Thousands of US dollars (Thousands of Japanese Yen))

		For the three months ended March 31, 2005	For the year ended December 31, 2004
Item	Note	Amount	Amount
I Operating activities			
Loss before tax and minority interest		△ 511 (△ 54,837)	△ 9,340 (△ 1,002,998)
Depreciation		393 (42,159)	1,091 (117,147)
Amortization		1,683 (180,738)	3,630 (389,792)
Amortization of goodwill		1,500 (161,088)	3,643 (391,272)
Interest income		△ 137 (△ 14,712)	△ 186 (△ 20,003)
Interest expense		33 (3,501)	498 (53,482)
Share issuance related expenses		- (-)	2,757 (296,091)
Listing related expenses		- (-)	2,021 (217,018)
Foreign exchange gain(loss) (△ : gain)		△ 5 (△ 503)	△ 189 (△ 20,246)
Loss on disposal of fixed assets		1 (59)	2 (182)
Gain on relief of debts		- (-)	△ 4 (△ 478)
Distribution of profits (allocation of losses) from joint alliance		77 (8,294)	243 (26,044)
Assets received for services		△ 1,674 (△ 179,743)	△ 6,051 (△ 649,860)
Increase (decrease) in accounts receivable (△ : increase)		255 (27,389)	△6,800 (△ 730,239)
Increase (decrease) in accounts payable(△ : decrease)		△ 1,309 (△ 140,615)	2,168 (232,797)
Increase (decrease) in other current assets (△ : increase)		△ 229 (△ 24,577)	3,998 (429,386)
Increase (decrease) in other current liabilities(△ : decrease)		△ 683 (△ 73,312)	1,027 (110,313)
Subtotal		△ 606 (△ 65,071)	△ 1,493 (△ 160,301)
Taxes paid		△ 483 (△ 51,825)	△ 422 (△ 45,322)
Net cash from (used in) operating activities		△ 1,089 (△ 116,896)	△ 1,915 (△ 205,623)

(Unit: Thousands of US dollars (Thousands of Japanese Yen))

		For the three months ended March 31, 2005	For the year ended December 31, 2004
Item	Note	Amount	Amount
II Investing activities			
Interests and dividends received		137 (14,712)	186 (20,003)
Deposit for security		- (-)	△ 360 (△ 38,660)
Purchase of property, plant and equipment		△ 404 (△ 43,382)	△ 1,353 (△ 145,303)
Sale of property, plant and equipment		10 (1,124)	4 (380)
Investment in unlisted securities		△ 27 (△ 2,867)	△ 68 (△ 7,291)
Payment for asset purchase		- (-)	△ 3,725 (△ 400,047)
Refund received from deposits paid for acquisition		- (-)	1,694 (181,920)
Payment to acquire shares of subsidiary		- (-)	△ 65 (△ 6,980)
Payment to acquire shares of subsidiary resulting a change in scope of consolidation		- (-)	△ 49,222 (△ 5,285,956)
Subsequent additional consideration paid		△ 19,266 (△ 2,068,969)	- (-)
Other		- (-)	△1,686 (△ 181,056)
Net cash used in investing activities		△ 19,549 (△ 2,099,382)	△54,595 (△ 5,862,991)
III Financing activities			
Interest paid		△ 33 (△ 3,501)	△498 (△ 53,482)
Increase (decrease) in short-term loans –net (△: decrease)		- (-)	△ 997 (△ 107,106)
Repayments of long-term loans		△ 16 (△ 1,769)	△48 (△ 5,146)
Proceeds from issuance of shares		8 (846)	79,986 (8,589,644)
Repayments of lease obligation		△ 15 (△ 1,597)	△ 55 (△ 5,881)
Net cash from (used in) financing activities		△ 56 (△ 6,020)	78,387 (8,418,029)
IV Foreign currency translation adjustments on cash and cash equivalents		△ 10 (△ 1,072)	69 (7,434)
V Net increase in cash and cash equivalents		△ 20,704 (△ 2,223,370)	21,947 (2,356,849)
VI Cash and cash equivalents, beginning of the year		40,089 (4,305,130)	18,142 (1,948,282)
VII Cash and cash equivalents, end of the year	※1	19,385 (2,081,760)	40,089 (4,305,130)

Basis of Presenting the First Quarter Consolidated Financial Statements

Item	For the three months ended March 31, 2005	For the year ended December 31, 2004
1 Scope of consolidation	(1) The number of consolidated subsidiaries: 22 The name of consolidated subsidiaries are followings: Xinhua Financial Network Ltd. Market News International, Inc. Market News Service (International) Inc. China Financial News Ltd. Fortune China Public Relations Ltd. FTSE/Xinhua Index Ltd. Xinhua Financial Network Inc. Xinhua Financial Network (Korea) Ltd. China Finance Limited (formerly known as China Financial Network Ltd.) AFX Asia Pte Ltd. Xinhua Financial Network (Beijing) Ltd. Xinhua Finance Japan Ltd.(formerly known as Xinhua Netchina Ltd.) Xinhua Investment Group Hong Kong Ltd. Shanghai NetChina Ltd. Xinhua Financial Network (Shanghai) Ltd. Mergent, Inc. Mergent Japan K.K. Stone & McCarthy Research Associates, Inc. SMRA International, Inc. G-7 Group, Inc. Xinhua Mergent Holdings Limited Ford Investor Services, Inc. (2) Name of unconsolidated subsidiaries and relative information Intelligence Asia Pty Ltd. LJS Global Information Services, Inc. Mergent Pricing & Evaluation Services, Inc. Mergent (UK) Ltd. (Reason of status to be unconsolidated) All of the unconsolidated subsidiaries do not have significant influence on the Group's consolidated financial statements due to its small magnitude taking into account the total assets, revenue, net income for the three months and retained earnings as well as the aggregated amounts of all unconsolidated subsidiaries.	(1) The number of consolidated subsidiaries: 22 The name of consolidated subsidiaries are followings: Same as on the left. (2) Name of unconsolidated subsidiaries and relative information Same as on the left (Reason of status to be unconsolidated) All of the unconsolidated subsidiaries do not have significant influence on the Group's consolidated financial statements due to its small magnitude taking into account the total assets, revenue, net income for the year and retained earnings as well as the aggregated amounts of all unconsolidated subsidiaries.
2 Adoption of equity method	(1) There is no group company accounted by the equity method. (2) Unconsolidated subsidiaries not accounted by the equity method Intelligence Asia Pty Ltd. LJS Global Information Services, Inc. Mergent Pricing & Evaluation Services, Inc. Mergent (UK) Ltd. (Reason of status not to be accounted by the equity method) The adoption of equity method for all of the subsidiaries would not have any significant influence on the Group's consolidated financial statements due to its small magnitude taking into account the net income for the three months and retained earnings as well as the aggregated amounts of all unconsolidated subsidiaries.	(1) There is no group company accounted by the equity method. (2) Unconsolidated subsidiaries not accounted by the equity method Same as on the left. (Reason of status not to be accounted by the equity method) The adoption of equity method for all of the subsidiaries would not have any significant influence on the Group's consolidated financial statements due to its small magnitude taking into account the net income for the year and retained earnings as well as the aggregated amounts of all unconsolidated subsidiaries.

Item	For the three months ended March 31, 2005	For the year ended December 31, 2004
3 Reconciliation of closing date for consolidation	There is no consolidated subsidiary whose quarterly closing date is different from that of the Company.	There is no consolidated subsidiary whose closing date is different from that of the Company.
4 Method of business combination	―――	All of the shareholders of XFN exchanged their shares in XFN for equivalent shares in XFL with the result that XFL became the 100% parent company of XFN. In terms of the business combination, accounting treatment in accordance with pooling of interest method is applied based on "Guidance for business combination for formation of an ultimate parent company through share exchange or share transfer" (Research Report #6 announced by Accounting Standard Committee in Japanese Institute of Certified Public Accountants)
5 Significant accounting policies		
(1) Valuation basis and method for assets	Securities Available-for sale securities -With fair value Fair value method base on the fair value information, such as market information, at the balance sheet date is applied. (Unrealized gain or loss is accounted for as an equity item, and acquisition costs are based on moving-average method.) -With no fair value Cost method based on moving-average method is applied	Securities Available-for sale securities -With fair value Same as on the left. -With no fair value Same as on the left.
(2) Depreciation or amortization method	(a) Property, plant and equipment Depreciation of property, plant and equipment of the Company and its consolidated non-Japanese subsidiaries is computed substantially by the straight-line method, while the declining-balance method is applied to the property, plant and equipment of consolidated Japanese subsidiaries. Estimated useful lives are the followings: Buildings and structures: 3 to 7 years Equipments: 1 to 10 years (b) Intangible assets Intangible assets are amortized by the straight-line method. Estimated useful lives are as follows: Trade mark, brand name and distribution rights: 3 to 11 years Goodwill : 4 to 5 years	(a) Property, plant and equipment Same as on the left. (b) Intangible assets Same as on the left.
(3) Allowance, reserve and provision	Allowance for Doubtful Accounts For the Company and its non-Japanese subsidiaries, the allowance has been determined by reference to past default experience. For the Japanese subsidiaries, the allowance for doubtful accounts is stated in amounts considered to be appropriate based on the past credit loss experience and an evaluation of respective potential losses in the receivables outstanding.	Allowance for Doubtful Accounts Same as on the left.

Item	For the three months ended March 31, 2005	For the year ended December 31, 2004
(4)Conversion of significant items in foreign currencies	All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into U.S. Dollars at the exchange rates at the first quarter balance sheet date, while all revenue and expense account are translated into U.S. Dollars at average rate of the first quarter period. The foreign exchange gains and losses from translation are recognized in the first quarter income statement. All assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at the exchange rates at the first quarter balance sheet date, while all revenue and expense account are translated into U.S. Dollars at average rate applicable for the first quarter period. Differences arising from such translation are shown as "Translation adjustments" in a separate component of shareholders' equity.	All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into U.S. Dollars at the exchange rates at the balance sheet date, while all revenue and expense account are translated into U.S. Dollars at average rate of the period. The foreign exchange gains and losses from translation are recognized in the income statement. All assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at the exchange rates at the balance sheet date, while all revenue and expense account are translated into U.S. Dollars at average rate applicable for the period. Differences arising from such translation are shown as "Translation adjustments" in a separate component of shareholders' equity.
(5) Leases	For finance leases deemed NOT to transfer ownership of the leased property to the lessee, leased property are capitalized.	Same as on the left.
(6) Other significant items for the preparation of the consolidated financial statements	Accounting policy of the consumption tax Tax-excluding method is applied. Conversion of dollars into yen In accordance with the Article 130 of the Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=107.39, from the Tokyo Foreign Exchange Market as of March 31, 2005. The Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the above mentioned exchange rate.	Accounting policy of the consumption tax Same as on the left. Conversion of dollars into yen Same as on the left.
6 Valuation for assets and liabilities of consolidated subsidiaries	The assets and liabilities of the consolidated subsidiaries for not only the Company's interest but also minority interests are evaluated at fair value.	Same as on the left.
7 Amortization of goodwill on consolidation	Goodwill on consolidation is amortized by straight-line method over 20 years.	Same as on the left.
8 Cash and cash equivalents in the consolidated cashflow statement	Cash equivalents in the first quarter consolidated cashflow statement are short-term investments that are readily convertible into cash and are not exposed to significant risk of changes in value. Cash equivalents mature or become due within three months of the date of investment.	Cash equivalents in the consolidated cashflow statement are short-term investments that are readily convertible into cash and are not exposed to significant risk of changes in value. Cash equivalents mature or become due within three months of the date of investment.

Footnote Information
(First Quarter Consolidated Balance Sheet)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

<table>
<tr><th>As of March 31, 2005</th><th>As of December 31, 2004</th></tr>
<tr><td>※1 The reason for the negative balance of "minority interests" is that the Company accounts for the subsidiary's deficit on "minority interests" based on a contract with FTSE, a co-investor of FTSE/Xinhua Index Limited which is a subsidiary of the Company in Hong Kong, whereas the Company and FTSE are jointly liable for the deficit of the subsidiary.</td><td>※1 Same as on the left.</td></tr>
<tr><td>※2 The amount represents deposit paid for acquisition of an existing equity shares of a credit rating agency in the People's Republic of China (the "PRC").</td><td>※2 Same as on the left.</td></tr>
<tr><td>※3 The brand name and distribution rights are combined together in one set of contracts and are therefore accounted for in a single account. Another intangible asset that relates to a separate brand name license right and a trademark are included in this account as well.</td><td>※3 Same as on the left.</td></tr>
<tr><td>※4 Assets collateralized and corresponding liabilities
Assets collateralized
Bank deposit 428 (46,004)
Trade receivables 952 (102,192)
Other (current assets) 618 (66,317)
Equipments 63 (6,722)
Investment in securities 95 (10,159)

Correspondent obligation
Promissory note (non-operating)
Short-term 500 (53,695)
Long-term 750 (80,543)
Lease obligation
(including obligations for operating lease)
Short-term 741 (79,576)
Long-term 2,009 (215,747)</td><td>※4 Assets collateralized and corresponding liabilities
Assets collateralized
Bank deposit 389 (41,779)
Trade receivables 924 (99,258)
Other (current assets) 928 (99,640)
Equipments 78 (8,350)
Investment in securities 68 (7,291)

Correspondent obligation
Promissory note (non-operating)
Short-term 350 (37,587)
Long-term 1,250 (134,238)
Lease obligation
(including obligations for operating lease)
Short-term 745 (80,006)
Long-term 2,176 (233,681)</td></tr>
<tr><td>※5 This other payables include part of the consideration for the acquisition of shares of Stone & McCarthy Research Associates, Inc. The consideration for acquisition of shares of Stone & McCarthy Research Associates, Inc. can fluctuate since the final payment is based on the operating results of the respective company in the future.</td><td>※5 This other payables include part of the consideration for the acquisition of shares of Mergent, Inc. and Stone & McCarthy Research Associates, Inc. The consideration for acquisition of shares of Stone & McCarthy Research Associates, Inc. can fluctuate since the final payment is based on the operating results of the respective company in the future.</td></tr>
</table>

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

As of March 31, 2005	As of December 31, 2004
※6 This promissory note was issued as part of the consideration for acquisition of shares of Ford Investor Services Inc., which became a consolidated subsidiary of the Company in the prior period. The consideration for acquisition of shares can fluctuate since the final payment is based on future operating results and future payments made for additional obligations due under the terminated Ford executive bonus plan.	※6 This promissory note was issued as part of the consideration for acquisition of shares of Ford Investor Services Inc., which became a consolidated subsidiary of the Company in this period. The consideration for acquisition of shares can fluctuate since the final payment is based on future operating results and future payments made for additional obligations due under the terminated Ford executive bonus plan..
※7 Assets are presented after deduction of allowance for doubtful accounts. Amounts deducted from current assets 694 (74,581)	※7 Assets are presented after deduction of allowance for doubtful accounts. Amounts deducted from current assets 834 (89,541)
※8 The consideration for acquisition of shares of Stone & McCarthy Research Associates, Inc. can fluctuate since the final payment is based on the operating results of the company in the future. The consideration for acquisition of shares of Ford Investor Services Inc. can fluctuate since the final payment is based on future operating results and future payments made for additional obligations due under the terminated Ford executive bonus plan.	※8 The consideration for acquisition of shares of Market News International, Inc., G-7 Group, Inc. and Stone & McCarthy Research Associates, Inc. can fluctuate since the final payment is based on future operating results of the respective company. The consideration for acquisition of shares of Ford Investor Services Inc. can fluctuate since the final payment is based on future operating results and future payments made for additional obligations due under the terminated Ford executive bonus plan.
9 Xinhua Mergent Holdings Limited and Market News International, Inc. have a line of credit agreements with banks. The amount of the line of credit and the balance outstanding under the agreements at March 31, 2005 are as follows: Total amount of the line of credit 24,500 (2,631,055) Outstanding balance - (-) Remaining amount of the line of credit 24,500 (2,631,055)	9 Xinhua Mergent Holdings Limited and Market News International, Inc. have a line of credit agreements with banks. The amount of the line of credit and the balance outstanding under the agreements at December 31, 2004 are as follows: Total amount of the line of credit 24,500 (2,631,055) Outstanding balance - (-) Remaining amount of the line of credit 24,500 (2,631,055)

(First Quarter Consolidated Income Statement)

For the three months ended March 31, 2005	For the year ended December 31, 2004
※1 ________	※1 Expenses directly relating to share issuance are presented as "share issuance related expenses", which includes "share issuance cost".
※2 Components of Loss on disposal of fixed assets are as follows: Equipments 1 (59)	※2 Components of Loss on disposal of fixed assets are as follows: Equipments 2 (182)

(First Quarter Consolidated Surplus Statement)

For the three months ended March 31, 2005	For the year ended December 31, 2004
※1 ____________	※1 The Company acquired full ownership of Stone & McCarthy Research Associates, Inc. through cash and share exchange. However, the Company's shares to be transferred have not been issued, whereas, acquisition costs of which are included in share premium.
※2 ____________	※2 This represents transfer of suspense account of share exchange into share capital and share premium due to issuance of shares previously unissued at the time of share exchange with Xinhua Investment Group Hong Kong Ltd. and Xinhua Finance Japan Limited (formerly known as Xinhua Netchina Ltd.).

(First Quarter Consolidated Cashflow Statement)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

For the three months ended March 31, 2005		For the year ended December 31, 2004	
※1 Reconciliation between ending balances of cash and cash equivalents in first quarter consolidated cashflow statement and balance in first quarter consolidated balance sheet		※1 Reconciliation between ending balances of cash and cash equivalents in consolidated cashflow statement and balance in consolidated balance sheet	
Cash and bank balances	19,745 (2,120,421)	Cash and bank balances	40,449 (4,343,791)
Deposit pledged as collateral	△ 360 (△38,660)	Deposit pledged as collateral	△ 360 (△38,660)
Cash and cash equivalents	19,385 (2,081,760)	Cash and cash equivalents	40,089 (4,305,130)

(Lease Transaction)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

For the three months ended March 31, 2005		For the year ended December 31, 2004	
Operating leases;		Operating leases;	
Unearned lease expenses		Unearned lease expenses	
Within one year	2,725 (292,650)	Within one year	2,954 (317,230)
After one year	4,674 (501,982)	After one year	5,219 (560,468)
Total	7,400 (794,633)	Total	8,173 (877,698)

(Securities)

1 Available-for-sale securities with fair value

(As of March 31, 2005)

Thousands of U.S. Dollars (Thousands of Japanese Yen))

Category	Acquisition cost	Amounts on the first quarter consolidated balance sheet	Difference
Book value is more than acquisition cost:			
1) Securities	- (-)	- (-)	- (-)
2) Bonds	- (-)	- (-)	- (-)
3) Other	4,329 (464,838)	6,968 (748,273)	2,639 (283,435)
Subtotal	4,329 (464,838)	6,968 (748,273)	2,639 (283,435)
Book value is less than acquisition cost:			
1) Securities	- (-)	- (-)	- (-)
2) Bonds	- (-)	- (-)	- (-)
3) Other	7,647 (821,172)	4,857 (521,546)	△2,790 (△299,625)
Subtotal	7,647 (821,172)	4,857 (521,546)	△2,790 (△299,625)
TOTAL	11,975 (1,286,010)	11,824 (1,269,820)	△151 (△16,191)

(Note1) Other investments are the Securities assets on the Consolidated Balance Sheet.

2 Securities not stated at fair value

Thousands of U.S. Dollars (Thousands of Japanese Ye n)

Category	Amounts on the first quarter consolidated balance sheet
Other investments (1)Investment in securities	95 (10,159)
Total	95 (10,159)

(Note1) Other investments are the Investment in securities on the Consolidated Balance Sheet.

(Securities)

1 Available-for-sale securities with fair value

As of December 31, 2004

Thousands of U.S. Dollars (Thousands of Japanese Yen))

Category	Acquisition cost	Amounts on the consolidated balance sheet	Difference
Book value is more than acquisition cost:			
1) Securities	- (-)	- (-)	- (-)
2) Bonds	- (-)	- (-)	- (-)
3) Other	4,329 (464,838)	6,968 (748,273)	2,639 (283,435)
Subtotal	4,329 (464,838)	6,968 (748,273)	2,639 (283,435)
Book value is less than acquisition cost:			
1) Securities	- (-)	- (-)	- (-)
2) Bonds	- (-)	- (-)	- (-)
3) Other	5,973 (641,429)	3,183 (341,803)	△2,790 (△299,625)
Subtotal	5,973 (641,429)	3,183 (341,803)	△2,790 (△299,625)
TOTAL	10,301 (1,106,267)	10,151 (1,090,077)	△151 (△16,191)

(Note1) Other investments are the Securities assets on the Consolidated Balance Sheet.

2 Securities not stated at fair value

Thousands of U.S. Dollars (Thousands of Japanese Yen)

Category	Amounts on the consolidated balance sheet
Other investments (1)Investment in securities	68 (7,291)
Total	68 (7,291)

(Note1) Other investments are the Investment in securities on the Consolidated Balance Sheet.

(Derivative Transactions)

For the three months ended March 31, 2005 and for the year ended December 31, 2004

The Group does not enter into any derivative contracts.

(Segment Information)

【Business Segment】

For the three months ended March 31, 2005 and for the year ended December 31, 2004

The Group is engaged solely in financial information business which includes distribution of market indices, financial news, credit ratings, investor relations services and other relevant services. Thus, information of business segmentation is omitted.

【Regional Segmental Information】

For the three months ended March 31, 2005

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Japan	Asia	North America	Other location	Total	Eliminated or unallocated	Consolidated
Sales and operating income/loss							
Sales							
(1) Outside customer	1,338	5,331	15,380	180	22,230	-	22,230
	(143,729)	(572,527)	(1,651,651)	(19,374)	(2,387,282)	(-)	(2,387,282)
(2) Inter segment or transfer	-	321	-	1,988	2,309	△ 2,309	-
	(-)	(34,495)	(-)	(213,504)	(248,000)	(△248,000)	(-)
Total	1,338	5,653	15,380	2,169	24,539	△ 2,309	22,230
	(143,729)	(607,023)	(1,651,651)	(232,879)	(2,635,281)	(△248,000)	(2,387,282)
Operating expenses	1,305	5,576	17,326	811	25,017	△ 2,309	22,707
	(140,100)	(598,799)	(1,860,588)	(87,058)	(2,686,544)	(△248,000)	(2,438,545)
Operating income (loss)	34	77	△ 1,946	1,358	△ 477	-	△ 477
	(3,629)	(8,224)	(△208,937)	(145,821)	(△51,263)	(-)	(△51,263)

Note

1 Location segments are based on the geographical closeness.

2 Main countries or locations which do not belong to Japan.

(1) Asia ...... Hong Kong, China, Singapore and so on.

(2) North America......U.S.A.

(3) Other location ...... U.K.

For the year ended December 31, 2004

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Japan	Asia	North America	Other location	Total	Eliminated or unallocated	Consolidated
Sales and operating income/loss							
Sales							
(1) Outside customer	3,672	19,105	36,172	741	59,689	-	59,689
	(394,285)	(2,051,639)	(3,884,502)	(79,572)	(6,409,998)	(-)	(6,409,998)
(2) Inter segment or transfer	-	4,513	-	5,355	9,867	△ 9,867	-
	(-)	(484,619)	(-)	(575,050)	(1,059,669)	(△1,059,669)	(-)
Total	3,672 (394,285)	23,617 (2,536,259)	36,172 (3,884,502)	6,096 (654,621)	69,556 (7,469,667)	△ 9,867 (△1,059,669)	59,689 (6,409,998)
Operating expenses	3,674 (394,557)	21,268 (2,283,957)	41,146 (4,418,620)	7,279 (781,711)	73,367 (7,878,845)	△ 9,544 (△1,024,886)	63,823 (6,853,959)
Operating income (loss)	△ 3 (△271)	2,349 (252,301)	△ 4,974 (△534,118)	△ 1,183 (△127,090)	△ 3,810 (△409,178)	△ 324 (△34,783)	△ 4,134 (△443,961)

Note

1 Location segments are based on the geographical closeness.

2 Main countries or locations which do not belong to Japan.
(1) Asia ...... Hong Kong, China, Singapore and so on.
(2) North America......U.S.A.
(3) Other location ...... U.K.

【Overseas Sales】

For the three months ended March 31, 2005

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Asia	North America	Europe	Other	Total
I Overseas Sale	2,831 (304,018)	14,369 (1,543,055)	3,218 (345,543)	73 (7,802)	20,490 (2,200,418)
II Consolidated Sale	- (-)	- (-)	- (-)	- (-)	22,230 (2,387,282)
III Ratio of overseas sale which accounts for consolidated sale (%)	12.7%	64.7%	14.5%	0.3%	92.2%

Note

1 Location segments are based on the geographical closeness.

2 Main countries or locations which do not belong to Japan.

(1)Asia ...... Hong Kong, China, Singapore and so on

(2)North America ......U.S.A. and Canada

(3)Europe......U.K., Germany and France and so on

(4)Other......Australia, South America and so on

3 Overseas sales are sales of the Company and consolidated subsidiaries in undomesticated countries or locations.

For the year ended December 31, 2004

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Asia	North America	Europe	Other	Total
I Overseas Sale	11,994 (1,287,988)	33,021 (3,546,091)	9,448 (1,014,637)	151 (16,243)	54,614 (5,864,959)
II Consolidated Sale	- (-)	- (-)	- (-)	- (-)	59,689 (6,409,998)
III Ratio of overseas sale which accounts for consolidated sale (%)	20.1%	55.3%	15.8%	0.3%	91.5%

Note

1 Location segments are based on the geographical closeness.

2 Main countries or locations which do not belong to Japan.

(1)Asia ...... Hong Kong, China, Singapore and so on

(2)North America ......U.S.A. and Canada

(3)Europe......U.K., Germany and France and so on

(4)Other......Australia, South America and so on

3 Overseas sales are sales of the Company and consolidated subsidiaries in undomesticated countries or locations.

(Per Share Information)

(Unit: U.S. Dollars (Japanese Yen))

Item	For the three months ended March 31, 2005	For the year ended December 31, 2004
Net assets per share	705.13 (75,723.96) Suspense account of share exchange included in retained earnings is excluded from the process of calculation of net asset per share.	719.66 (77,284.78) Suspense account of share exchange included in retained earnings is excluded from the process of calculation of net asset per share.
Net loss per share	3.78 (406.17) For diluted net profits per share, even if the Company has shares with dilution effect, the Company is in a loss position, thus, such information is not stated.	103.94 (11,161.60) For diluted net profits per share, even if the Company has shares with dilution effect, the Company is in a loss position, thus, such information is not stated. The Company's outstanding shares were reversely split on August 24, 2004 on one for two thousand basis.

(Note) Basis of calculation for the net profit (loss) per share

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	For the three months ended March 31, 2005	For the year ended December 31, 2004
Net loss for the period / year	780 (83,730)	9,305 (999,303)
Net loss NOT attributed to ordinary shares	— (−)	— (−)
Net loss attributed to ordinary shares	780 (83,730)	9,305 (999,303)
Average number of ordinary shares during the period / year	206,144.41	89,530.42

(Significant Subsequent Events)

For the three months ended March 31, 2005	For the year ended December 31, 2004
———	On February 9, 2005, the Compensation Committee of the Board of Directors approved that the Company would issue stock options based upon the compensation strategy designed to align the interests of employees and shareholders. The summary of this issuance is summarized as follows: (1) Class and number of shares issued pursuant to the stock option Ordinary shares, the maximum number to be issued is 4,665 and the minimum is 2,253 (2) Issue price of the stock option No consideration (3) Strike price Based upon the average closing price of shares for the 90 days ending December 31, 2004 (4) Exercisable period Exercisable over three years to encourage long term commitment, one third being granted at each year end of 2005, 2006 and 2007, and expired ten years from the date of grant (5) Conditions of the grant Half of the shares in each option grant will be awarded based on the achievement of financial targets and overall company objectives, while the remaining options will be awarded based upon the managing personnel's position with the company. (6) Allottees of the options Managing personnel of the Group

新華財經 XINHUA FINANCE

[For immediate release]

Xinhua Finance takes first step into financial media

HONG KONG, May 31, 2005 -- Xinhua Finance (TSE Mothers: 9399), China's premier financial services and media company, today announced it has taken its first step into financial media, buying a majority stake in the Hong Kong company EconWorld Media, a media company active in financial publishing, with interests in books and a successful magazine.

EconWorld publishes a range of Chinese-language publications, 15 in Hong Kong and 10 in China, and a magazine on China's financial markets, personal finance and wealth management.

"This is the first step by Xinhua Finance into the financial media field, adding a new high-margin revenue stream for us," said Xinhua Finance CEO Fredy Bush. "Financial media will be an important part of the future of this company because it allows us to move our significant array of products onto new platforms."

Ms Bush said that China's financial media is in its infancy and growing fast. "We are well placed to take the lead as this vast market opportunity develops," she said.

Alex Fan, EconWorld's co-founder and CEO, said, "by joining forces with Xinhua Finance, we become a part of a much stronger platform which will allow us to grow into a major financial print media player in Greater China."

Yolanda Lo, EconWorld's co-founder and COO, said, "the company's publications will be dramatically enhanced by the wide range of China and international content, advertising, and distribution capabilities that Xinhua Finance can provide.

Under the purchase agreement, Xinhua Finance now gains ownership of a highly successful Greater China financial publishing business. Through partnerships with local publishers, EconWorld's various books are being sold throughout Greater China in over 1,000 book stores and EconWorld's magazine is distributed to most major cities and has seen its advertising revenue doubled since January.

The magazine has a monthly circulation of 70,000 which is audited by global media audit firm BPA Worldwide and has attracted major advertisers such as Hang Seng Bank, Audi, Ford, Nokia, Philips, Samsung, and Martell.

Xinhua Finance is purchasing a 60% stake, with an option to buy the remaining 40% for a purchase price based on the company's achievement of various financial performance targets. The specific financial terms were not disclosed.

Xinhua Finance CEO Ms Bush said "China is the future, and distribution capability within China has enormous value. Xinhua Finance has the content and we are using the company's unique positioning in the China market and first mover advantage to build a significant distribution network for that financial information. This is but the first step," she added.

China financial media has a level of upside potential rarely seen in the world. China's media market now accounts for around 12% of global advertising revenue, compared to 7.5% for Japan, and China advertising spend grew 16% last year to more than 60 billion RMB (US$7.2 billion), according to research by the International Monetary Fund.

Key executives include CEO Alex Fan, formerly CEO and Chief Editor of Economic Digest, the no. 1 business weekly magazine in Hong Kong, and founder and CEO of Economic Digest Publishing, Hong Kong top business and finance book publisher; COO Yolanda Lo, formerly General Manager of The Asian Wall Street Journal Weekly, Circulation Director of the Far Eastern Economic Review and General Manager of the Hong Kong Economic Times, Hong Kong's no.1 business daily newspaper.

ends

About Xinhua Finance Limited

Xinhua Finance Limited is China's premier financial services and media company, listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399). The Company provides financial news and information, as well as a broad array of financial products and services unique to the China markets. Xinhua Finance provides real time coverage of Chinese and Asian equity markets, delivering an integrated platform of China-specific indices, financial news feeds, credit ratings, and investor relations services to global financial institutions and re-distributors

新華財經
XINHUA FINANCE

via leased line, Internet, and satellite technology.

Founded in 1999, the Company is headquartered in Hong Kong and has 21 offices and 19 news bureaus across Asia, Australia, North America and Europe. For more information, see www.xinhuafinance.com.

For more information, contact:

Xinhua Finance

Hong Kong

Ms Joy Tsang

Corporate & Investor Communications Manager

+852 3196 3983, +852 9486 4364

joy.tsang@xinhuafinance.com

Japan

Mr. Sun Jiong

Managing Director, Investor Relations

+ 81 3 3221 9500

jsun@xinhuafinance.com

United States:

The Ruth Group (PR Contact in the US)

Mr Gregory Tiberend, +1-646-536-7005, gtiberend@theruthgroup.com

Mr Jason Rando, +1 646 536 7025, jrando@theruthgroup.com

Filing Document:	Amendment to Securities Report
Addressee of the Filing:	The Director of Kanto Local Finance Bureau
Filing Date of Amendment of SRS:	July 4, 2005
Name of the Issuer:	Xinhua Finance Limited
Name and Official Title of Representative of Company:	Fredy Bush Chief Executive Officer
Address of Principal Office:	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies
Name and Title of Registration Agent:	Toru Ishiguro Attorney-at-law
Address or Place of Business of Registration Agent:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo
Phone Number:	03-6212-8351
Name of Liaison Contact:	Kensuke Ambe Mikiko Toeda Masakazu Masujima Aya Ogawa Attorneys-at-Law
Place of Liaison Contact:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo
Phone Number:	03-6212-8351

[Reason for Filing this Amendment to the Securities Report]

Since there are some points in Securities Report dated June 10, 2005 which should be amended, we hereby file this Amendment to the Securities Report to amend the relevant descriptions.

PART I CORPORATE INFORMATION

VI. FINANCIAL CONDITION

1 【Financial Information】

(1) 【Consolidated Financial Statements】

①Consolidated Balance Sheet

<Before Amendment>

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

		Consolidated fiscal year -current year (As of December 31, 2004)		
Item	Note	Amount		(%)
(Assets)				
I Current assets				
Cash and bank balances	※4		40,449 (4,215,164)	
Trade receivable	※4,7		10,033 (1,045,587)	
Other receivable			698 (72,718)	
Deferred tax assets			299 (31,130)	
Other current assets	※4		5,158 (537,531)	
Total current assets			56,637 (5,902,130)	28.0
II Non-current assets				
1 Property, plant and equipment				
Buildings and structures		530 (55,181)		
Less: accumulated depreciation		△ 244 (△ 25,435)	285 (29,746)	
Equipments	※4	4,777 (497,788)		
Less: accumulated depreciation	※4	△ 1,335 (△ 39,100)	3,442 (358,688)	
Total property, plant and equipment			3,727 (388,433)	1.8
2 Intangible assets				
Goodwill			10,616 (1,106,270)	
Goodwill on consolidation	※8		116,544 (12,145,084)	
Trade mark, brand name and distribution rights	※3		4,064 (423,464)	
Total intangible assets			131,224 (13,674,818)	65.0
3 Investments and other assets				
Securities assets			10,151 (1,057,798)	
Investment in securities	※4		68 (7,075)	
Investment in progress	※2		121 (12,604)	
Total investments and other assets			10,339	5.2

			(1,077,477)	
Total non-current assets			145,291 (15,140,728)	72.0
Total assets			201,927 (21,042,858)	100.0

<After Amendment>

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

		Consolidated fiscal year -current year (As of December 31, 2004)		
Item	Note	Amount		(%)
(Assets)				
I Current assets				
Cash and bank balances	※4		40,449 (4,215,164)	
Trade receivable	※4,7		10,033 (1,045,587)	
Other receivable			698 (72,718)	
Deferred tax assets			299 (31,130)	
Other current assets	※4		5,158 (537,531)	
Total current assets			56,637 (5,902,130)	28.0
II Non-current assets				
1 Property, plant and equipment				
Buildings and structures		530 (55,181)		
Less: accumulated depreciation		△ 244 (△ 25,435)	285 (29,746)	
Equipments	※4	4,777 (497,788)		
Less: accumulated depreciation	※4	△ 1,335 (△ 139,100)	3,442 (358,688)	
Total property, plant and equipment			3,727 (388,433)	1.8
2 Intangible assets				
Goodwill			10,616 (1,106,270)	
Goodwill on consolidation	※8		116,544 (12,145,084)	
Trade mark, brand name and distribution rights	※3		4,064 (423,464)	
Total intangible assets			131,224 (13,674,818)	65.0
3 Investments and other assets				
Securities assets			10,151 (1,057,798)	
Investment in securities	※4		68 (7,075)	
Investment in progress	※2		121 (12,604)	
Total investments and other assets			10,339 (1,077,477)	5.2
Total non-current assets			145,291 (15,140,728)	72.0
Total assets			201,927 (21,042,858)	100.0

④Consolidated Cashflow Statement

Footnote information

(Consolidated Balance sheet)

<Before Amendment>

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen)

Consolidated fiscal year -current year
(As of December 31, 2004)

※1 The reason for the negative balance of "minority interests" is that the Company accounts for the subsidiary's deficit on "minority interests" based on a contract with FTSE, a co-investor of FTSE/Xinhua Index Limited which is a subsidiary of the Company in Hong Kong, whereby the Company and FTSE are jointly liable for the deficit of the subsidiary.

※2 The amount represents a deposit paid for the acquisition of existing equity shares of a credit rating agency in the People's Republic of China (the "PRC").

※3 The brand name and distribution rights are combined together in one set of contracts and are therefore accounted for in a single account. Another intangible asset that relates to a separate brand name license right and a trademark is included in this account as well.

※4 Assets collateralized and corresponding liabilities:

Assets collateralized	
Bank deposit	389 (40,542)
Trade receivables	924 (96,318)
Other current assets	928 (96,690)
Equipments	78 (8,103)
Investment in securities	68 (7,075)
Correspondent obligation	
Promissory note (non-operating)	
Short-term	350 (36,474)
Long-term	1,250 (130,263)
Lease obligation (including obligations for operating lease)	
Short-term	745 (77,636)
Long-term	2,176 (226,761)

※5 This other payables include part of the consideration for the acquisition of shares of Mergent, Inc. and Stone & McCarthy Research Associates, Inc. The consideration for the acquisition of shares of Stone & McCarthy Research Associates, Inc. could fluctuate since the final payment is based on future operating results of the respective company.

※6 This promissory note was issued as part of the consideration for the acquisition of shares of Ford Investor Services Inc., which became a consolidated subsidiary of the Company during the period.

The consideration for the acquisition of shares could fluctuate since the final payment is based on future operating results and future payments made for additional obligations due under the terminated Ford executive bonus plan.

※7 Assets are presented after deduction of allowance for doubtful accounts.

Amounts deducted from current assets	834 (86,890)

※8 The consideration for the acquisition of shares of Market News International, Inc., G-7 Group, Inc. and Stone & McCarthy Research Associates, Inc. could fluctuate since the final payments are based on future operating results of the respective companies. The consideration for the acquisition of shares of Ford Investor Services Inc. could fluctuate since the final payment is based on future operating results and future payments made for additional obligations due under the terminated Ford executive bonus plan.

9 Xinhua Mergent Holdings Limited and Market News International, Inc. have a line of credit agreements with banks. The amount of the line of credit and the balance outstanding under the agreements at December 31, 2004 are as follows:

Total amount of the line of credit	24,500 (2,631,055)
Outstanding balance	- (-)
Remaining amount of the line of credit	(26,310,555)

※1-8 notes correspond with ※1-8 as denoted in the Consolidated Balance Sheet

<After Amendment>

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen)

Consolidated fiscal year -current year
(As of December 31, 2004)

※1 The reason for the negative balance of "minority interests" is that the Company accounts for the subsidiary's deficit on "minority interests" based on a contract with FTSE, a co-investor of FTSE/Xinhua Index Limited which is a subsidiary of the Company in Hong Kong, whereby the Company and FTSE are jointly liable for the deficit of the subsidiary.

※2 The amount represents a deposit paid for the acquisition of existing equity shares of a credit rating agency in the People's Republic of China (the "PRC").

※3 The brand name and distribution rights are combined together in one set of contracts and are therefore accounted for in a single account. Another intangible asset that relates to a separate brand name license right and a trademark is included in this account as well.

※4 Assets collateralized and corresponding liabilities:

Assets collateralized	
Bank deposit	389 (40,542)
Trade receivables	924 (96,318)
Other current assets	928 (96,690)
Equipments	78 (8,103)
Investment in securities	68 (7,075)
Correspondent obligation	
Promissory note (non-operating)	

Short-term	350 (36,474)
Long-term	1,250 (130,263)
Lease obligation (including obligations for operating lease)	
Short-term	745 (77,636)
Long-term	2,176 (226,761)

※5 This other payables include part of the consideration for the acquisition of shares of Mergent, Inc. and Stone & McCarthy Research Associates, Inc. The consideration for the acquisition of shares of Stone & McCarthy Research Associates, Inc. could fluctuate since the final payment is based on future operating results of the respective company.

※6 This promissory note was issued as part of the consideration for the acquisition of shares of Ford Investor Services Inc., which became a consolidated subsidiary of the Company during the period. The consideration for the acquisition of shares could fluctuate since the final payment is based on future operating results and future payments made for additional obligations due under the terminated Ford executive bonus plan.

※7 Assets are presented after deduction of allowance for doubtful accounts.

Amounts deducted from current assets	834 (86,890)

※8 The consideration for the acquisition of shares of Market News International, Inc., G-7 Group, Inc. and Stone & McCarthy Research Associates, Inc. could fluctuate since the final payments are based on future operating results of the respective companies. The consideration for the acquisition of shares of Ford Investor Services Inc. could fluctuate since the final payment is based on future operating results and future payments made for additional obligations due under the terminated Ford executive bonus plan.

9 Xinhua Mergent Holdings Limited and Market News International, Inc. have a line of credit agreements with banks. The amount of the line of credit and the balance outstanding under the agreements at December 31, 2004 are as follows:

Total amount of the line of credit	24,500 (2,631,055)
Outstanding balance	- (-)
Remaining amount of the line of credit	24,500 (2,631,055)

※1-8 notes correspond with ※1-8 as denoted in the Consolidated Balance Sheet

(2) 【Financial Statements】

④ Supporting schedules

【Schedule of capital】

(Note)

<Before Amendment>
snip

3. The increase in share capital and share premium is due to the share swap with Xinhua Financial Network, share issuance upon the acquisition of subsidiaries, the transfer of the suspense account of share exchange to share capital and share premium, share issuance upon the debt satisfaction on behalf of a Company, the allocation of new shares to third parties, public offering and ESOP plan.

<After Amendment>
snip

3. The increase in share capital and share premium is due to the share swap with Xinhua Financial Network Limited, share issuance upon the acquisition of subsidiaries, the transfer of the suspense account of share exchange to share capital and share premium, share issuance upon the debt satisfaction on behalf of a Company, the allocation of new shares to third parties, public offering and ESOP plan.

Xinhua Finance Limited
SEC File # 82-34883
Exhibit A, Item 4

新華財經
XINHUA FINANCE

[For immediate release]

Xinhua Finance acquires leading institutional research firm, Washington Analysis, LLC

HONG KONG, July 14, 2005 -- Xinhua Finance (TSE Mothers: 9399), China's premier financial services and media company, today announced it has acquired Washington Analysis, LLC, the economic and political advisory firm based in Washington with more than 100 top institutional clients.

Washington Analysis is profitable and is expected to make a positive contribution to Xinhua Finance's net income.

Founded in 1973, Washington Analysis analyzes political, legislative and regulatory issues that impact equity and debt markets, including sectors such as health care, telecom and media, financial services, and defense. The company's senior analysts have extensive contacts and experience in Washington, providing clients with a uniquely competitive advantage.

Xinhua Finance CEO Fredy Bush said the acquisition particularly strengthens the product line of Xinhua Finance subsidiary G7 Group ("G7"), which will be directly working with Washington Analysis.

"Washington Analysis is looking at government policy and how it impacts the markets from a more micro economic perspective," Ms Bush said. "Clients are looking for analysis on how government policy impacts individual listed companies and therefore, their investment in those companies. G7 provides the first part of that information while Washington Analysis covers both micro and macro."

SEC MAIL RECEIVED PROCESSING
AUG 29 2005
WASH. D.C. 202 SECTION

G7 Group CEO Jane Hartley said she envisions a close working relationship between the G7 Group and Washington Analysis, providing existing and future clients with the ability to understand, forecast, and act upon global legislative and political developments. Ms. Hartley will sit on the board of directors of the newly acquired entity.

"With China fast becoming a world power, investors in all markets have to understand and factor China into their decisions. The combination of G7's China Service and its macro view

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

新華財經
XINHUA FINANCE

with Washington Analysis' domestic US strengths and security specific micro view will create a formidable high-end suite of services for investors worldwide" Ms. Hartley said.

Major clients of Washington Analysis include Fidelity, JP Morgan Investment, Merrill Lynch Asset Management and UBS Brinson. Services offered to clients include research, seminars and conferences with key legislators and regulators.

Washington Analysis President Dr. Leslie M. Alperstein said the company is excited to be able to work with Xinhua Finance and its group of companies. Dr. Alperstein will continue to lead its client service and practice development, and he and other key executives have signed agreements covering their employment in the coming years.

"We particularly see significant business potential and opportunities in the China area, and Xinhua Finance is clearly the right company to work with in this regard," Dr. Alperstein said.

About Xinhua Finance Limited

Xinhua Finance Limited is China's premier financial services and media company, listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399). The Company provides financial news and information, as well as a broad array of financial products and services unique to the China markets. Xinhua Finance provides real time coverage of Chinese and Asian equity markets, delivering an integrated platform of China-specific indices, financial news feeds, credit ratings, and investor relations services to global financial institutions and re-distributors via leased line, Internet, and satellite technology.

Founded in 1999, the Company is headquartered in Hong Kong and has 16 offices and 22 news bureaus across Asia, Australia, North America and Europe. For more information, see http://www.xinhuafinance.com.

For more information, contact:
Xinhua Finance
Hong Kong
Ms Joy Tsang
Corporate & Investor Communications Manager
+852 3196 3983, +852 9486 4364
joy.tsang@xinhuafinance.com

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

Report on Conversion of Securities and Issuing of New Shares etc.

(For Foreign Listing Company)

21 July, 2005

Tokyo Stock Exchange, Inc.
Takuo Tsurushima, President and CEO

Company Name Xinhua Finance Limited
Name and Title of
President Fredy Bush, Chief Executive Officer
(code number 9399)
Name of Attorney Toru Ishiguro
(seal or signature)
1-6-5, Marunouchi Kitaguchi Bldg
Marunouchi Chiyoda-ku, Tokyo
Location of Attorney Mori Hamada & Matsumoto
Contact to 03-5223-7777

We hereby report the nature of conversion of convertible shares to listed shares, exercise of stock options, issuing of new shares, and common stock for treasury during the business year ending December 31, 2004.

1. Nature of conversion of convertible shares to listed shares and exercise of stock options (Report under Section 8 of the Rules of Timely Disclosure Regarding the Business Information of Issuer of Listed Securities)

Items	Number of Shares Issued	Aggregate Amount of Shares Issued
Nil	shares	
Total	shares	

Notes:

1. "Attorney" as written above in this report means an attorney as provided for under Section 20 of the Rules of Timely Disclosure Regarding the Business Information of Issuer of Listed Securities.
2. Reasons for issuance are divided into categories, such as "conversion of preferential stock" and "exercise of rights in convertible bonds with stock acquisition rights," and the Number of Shares Issued (except for the number of those appropriated by using treasury stock) must be given for each category (but it is not necessary to write the Aggregate Amount of Shares Issued). However, if listed shares issued as a result of conversion of, or exercise of rights in, convertible shares, bonds with stock options, or stock options securities solicited in Japan are included among the Number of Shares Issued above, then the number of such shares issued and their corresponding aggregate amounts must be written above (except for the number of those appropriated by using treasury stock).

2. Nature of issue of new shares issued as a result of exercise of purchase rights in stock purchase rights securities or exercise of stock options or similar instruments (Report under Section 9 of the Rules of Timely Disclosure Regarding the Business Information of Issuer of Listed Securities)

Items	Number of Shares Issued	Aggregate Exercise Amount
Nil	shares	
Total	shares	

Note:

Reasons for issuance are divided into categories, such as "exercise of stock options (optional rights to purchase stock)" and "exercise of warrants (rights to purchase stock)," and the Number of Shares Issued (except for the number of those appropriated by using treasury stock) must be written for each category (but it is not necessary to write the Aggregate Amount of Shares Issued). However, if shares issued as a result of options or the like granted in Japan are included among the Number of Shares Issued above, then the number of such shares issued and their corresponding aggregate amounts must be written above (except for the number of those appropriated by using treasury stock).

3. Nature of issuance due to other reasons

Items	Number of Shares	Aggregate Paid-In Amount
Third party allotment	2,290 shares	JPY 628,376
Total	2,290 shares	JPY 628,376

Note:

1. For each nature of issuance for reason of solicitation, stock split, stock dividends, dividend reinvestment plans, or for any other such reason, the Number of Shares Issued (except for the number of those appropriated by using treasury stock) must be given for each category (but it is not necessary to write the aggregate paid-in amount). Also, if the Number of Shares decreases because of retirement of stock or the like, the amount of shares decreased must be given for each reason (with a minus sign beside the number) in the Number of Shares column (but it is not necessary to write the aggregate Paid-In Amount). However, if there are new shares that have been issued in connection with a solicitation in Japan, then the number of shares and their corresponding paid-in amounts must also be given.
2. If new shares are issued as a result of a solicitation in Japan in connection with an acquisition of another company, then the amount shareholders' equity (the total of capital and reserves) increased in connection with that issuance of new shares must be written in accordingly.

The changes in listed shares during this business year were as follows:

Number of Listed Shares	
Number of listed shares as at the end of the previous business year	201,275.358 shares (as at October 28, 2004, the first listing date)
Increase or decrease over this business year (increase or decrease as a result of 1, 2, or 3 above)	2,290 shares
Number of listed shares as at the end of this business year	203,565.358 shares

4. Nature of acquisitions of common stock for treasury (Report under Section 9 of the Rules of Timely Disclosure Regarding the Business Information of Issuer of Listed Securities)

Number of Shares of Common Stock

Number of shares held as at the end of previous business year		Nil shares
Number of shares increased and decreased over this business year	Shares acquired	Nil shares
	Shares sold	Nil shares
	Shares retired	Nil shares
	Others ( )	Nil shares
Number of shares held as at the beginning of this business year		Nil shares

—End of this Report—

新華財經
XINHUA FINANCE

[For immediate release]

Xinhua Finance Establishes Sponsored ADR Facility

Hong Kong, July 26, 2005 - Xinhua Finance Limited (TSE Mothers: 9399), China's premier financial services and media group, today announced that it has established a sponsored Level 1 American Depositary Receipt (ADR) facility effective on July 22, 2005. Xinhua Finance ADRs trade on the US over-the-counter market under the symbol XHFNY, and the CUSIP number 98417G105. The facility does not involve an offering or issuance of new shares, and each ADR represents 1/300 of one share of Xinhua Finance's common stock. Based on the closing price on July 22, the Xinhua Finance ADR would be initially priced at approximately USD9.50.

Chief Executive Officer Fredy Bush commented, "The Xinhua Finance ADR facility expands and strengthens the global investment infrastructure that we are building for existing and potential shareholders in our Company. Our sharp focus on creating shareholder value from the dramatic growth in China's financial services and media sector - and the opportunities presented by the rapid evolution of the global capital markets - highlight the attractions of Xinhua Finance for the US equity markets. My management team and I are committed to building a broad and deep market for our stock, and our ADR program will provide the opportunity for a wider range of US investors to participate in Xinhua Finance's development."

The Bank of New York will act as depositary bank for Xinhua Finance's ADRs. Chris Sturdy, Managing Director of The Bank of New York's Depositary Receipts division, commented, "We are delighted to partner with Xinhua Finance as they seek to raise their investment profile internationally. Xinhua Finance provides proprietary China-focused financial information products and represents an important new sector in China-related ADR. We look forward to working with the Company to develop a successful ADR program."

The establishment of Xinhua Finance's sponsored Level 1 ADR facility does not involve an offering or issue of new Xinhua Finance shares. Instead, Xinhua Finance ADRs trading in the United States will be backed by Xinhua Finance shares listed on the Tokyo Stock Exchange and held on deposit with Bank of New York.

Due to the above depositary structure, ADRs are regarded as US securities in the USA, and thus

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

allow virtually the full spectrum of US investors to purchase Xinhua Finance shares, including US retail (or individual) investors.

Headquartered in Hong Kong, Xinhua Finance lists its common shares under the ticker symbol 9399 on the Mothers Board of the Tokyo Stock Exchange (TSE).

ends

About Xinhua Finance Limited

With a market capitalization of approximately US$587.4 million, Xinhua Finance is China's premier financial services and media company. The Company provides financial news and information, as well as a complementary range of financial products and services in China and the global financial markets. Xinhua Finance provides real time coverage of Chinese and Asian equity markets, delivering an integrated platform of China-specific indices, financial news feeds and credit ratings to leading corporations, global financial institutions and re-distributors via leased line, Internet, and satellite technology. The Company also provides independent investor relations consulting and services to leading issuers in China and worldwide. Founded in 1999, Xinhua Finance has 17 offices and 22 news bureaus across Asia, Australia, North America and Europe. For more information, see www.xinhuafinance.com.

For more information, contact:

Xinhua Finance
Hong Kong
Ms Joy Tsang, +852 3196 3983, +852 9486 4364, joy.tsang@xinhuafinance.com

Japan
Mr Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty
Japan
Mr James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com

United States
Mr Brian Rafferty, +1 212 889 4350, xinhuafinance@taylor-rafferty.com

1 【Reason of Filing】

We hereby file this report in accordance with of Article 4, Paragraph 24-5 of the Securities and Exchange Law of Japan and Article 19, Paragraph 2 and 3 of Ordinance Concerning Securities Company, in respect to the acquisition of Washington Analysis LLC, issue of shares to an executive and a consultant.

2 【Nature of Report】

1 Issuance of shares outside of Japan

a. Class of Shares
Ordinary Share

b. Description of the shares to be issued

(1) Number of Shares
1,608

(2) Issue Price
798 shares at USD2,506.27 per share and 810 shares at USD2.56 per share

(3) Amount to be capitalized per share
798 shares at USD2,506.27 per share and 810 shares at USD2.56 per share
*The amount consists of the amount credited to share capital and share premium.

(4) Total amount of issue price
USD2,002,073.60

(5) Total amount to be capitalized
USD2,002,073.60

c. Method of Issuance
New issuance of shares to an executive and a consultant

d. Areas of Issuance
Hong Kong

e. Names of Underwriters
N/A

f. Amount of Proceeds and Use of them

(1) Amount of Proceeds from the Issuance
USD2,073.60

(2) Use of Proceeds from the Issuance
General operations

g. Date of Issue
798 shares on July 13, 2005 and 810 shares on July 15, 2005

h. Name of Exchange on which the shares will be listed
Tokyo Stock Exchange, Inc.

2 Change in subsidiaries

a. Overview of the subsidiary changed

(1) Name	Washington Analysis, LLC
(2) Location	1120 Connecticut Avenue, Northwest, Suite 400, Washington, DC 20036, USA
(3) President	Dr. Leslie M. Alperstein
(4) Capital	USD 109,999
(5) Main Business	economic and political advisory firm

b. Number of shares held and voting rights

(1) Numbers of Shares Held
(Before Acquisition) 0
(After Acquisition) 1

(2) Voting Rights
(Before Acquisition) 0
(After Acquisition) 100%

c. Reason of change and Date of change

(1) Reason of change
The Company acquired all shares of Washington Analysis, LLC

(2) Date of change
July 13, 2005 (Date of execution of the Agreement and Plan of Merger)

新華財經
XINHUA FINANCE

[For immediate release]

Xinhua Finance first half net income doubles forecast

HONG KONG, August 15, 2005 - Xinhua Finance (TSE Mothers: 9399, OTC ADRs: XHFNY), China's premier financial services and media company, today reported a US$2.1 million net profit for the first half of 2005 under International Financial Reporting Standards (IFRS). The company cited greater efficiency in integration and cross-selling efforts, and management's intense focus on profitability and margin improvement as the reasons for its strong growth and performance beyond targets for the first half.

Total revenue for the half amounted to US$46.5 million, 3% higher than forecast, up 160% year-on-year. EBITDA, an important international measure of high growth companies such as Xinhua Finance, was US$6.2 million, 21% ahead of forecast first half EBITDA.

Revenue growth was underpinned by robust demand for China-related information products, the increased popularity of Xinhua Finance's index and investor relations products, and expanded offerings in China-related news and ratings services.

Under Japan GAAP (Generally Accepted Accounting Principles in Japan), Xinhua Finance registered a loss of US$1.4 million. The main reason for the difference between these numbers and the $2.1 million net profit under IFRS is that Japanese standards take a different approach on accounting for goodwill from acquisitions. The company is forecasting a net profit under Japanese standards for the full year 2005.

Xinhua Finance CEO Fredy Bush said that she was very pleased with the progress that Xinhua Finance was making towards ambitious financial, operational and strategic goals. "While we are extending existing business lines and cross-selling efforts, complementary acquisitions enable us to develop the most relevant China products based on the acquired expertise to meet overwhelming global demand," she commented.

"Building upon our strong foundation, we are now taking steps to further penetrate the financial media sector in China, with a strategic focus of extending our distribution network across the country," she added.

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

新華財經
XINHUA FINANCE

Recently, Xinhua Finance announced to purchase a controlling interest in a financial print media company, EconWorld, to widen its distribution in China and move its significant array of products onto a new platform.

Gordon Lau, Xinhua Finance's CFO, expressed confidence in management's ability to continue to generate significant value for its shareholders. "Our first half results illustrate our ability to simultaneously improve our margins while seizing significant revenue opportunities. We are confident of achieving net profit under both GAAPs by year-end," he commented.

ends

About Xinhua Finance Limited

Xinhua Finance Limited is China's premier financial services and media company listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Rooted in China with a global presence, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News, and Investor Relations. Founded in 1999 and based in Hong Kong, the Company has 17 offices and 22 news bureaus across Asia, Australia, North America and Europe and covers key Chinese and international markets. For more information, please visit www.xinhuafinance.com.

For further information,
Hong Kong:
Xinhua Finance
Ms Joy Tsang, +852 3196 3983, +852 9486 4364, joy.tsang@xinhuafinance.com
JAPAN:
Xinhua Finance
Mr Sun Jiong, +81-3-3500-5328, jsun@xinhuafinance.com
United States:
Taylor Rafferty
Mr Brian Rafferty, +1 212 889 4350, xinhuafinance@taylor-rafferty.com
The Ruth Group
Mr. Jason Rando, +1 646 536 7025, jrando@theruthgroup.com

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

August 15, 2005

Dear Sirs,

(Consolidated) Business Results for the six months ending June 30, 2005

Name of the Company:	Xinhua Finance Limited
Representative:	Chief Executive Officer, Fredy Bush (Code Number : 9399)
Inquiries to:	Chief Financial Officer, Gordon Lau (TEL: Hong Kong 852-3196-3939)
Inquiries to:	Managing Director, Investor Relations, Jiong Sun (TEL: Tokyo 81-3-3221-9500)

1. Business Results

Business Results for six months year-to-date ending June 30, 2005 provided below (six months year-to-date ending June 30, 2004 provided for reference).

Financial statements in accordance with Japan GAAP and International Financial Reporting Standards (IFRS) have been prepared for our investors in Japan and elsewhere in accordance with the Company's past practice. Significant differences between Japan GAAP and IFRS as applied to us include those relating to share based payment expenses and amortization of goodwill. Please refer to section "*2 Outline of Business Results*" below for detailed explanation. These items reduce our net results substantially under Japan GAAP.

Business Results under Japan GAAP

(Units: USD thousand (Yen thousand))

	June, 2004 (1st Half)	June, 2004 (1st Half)	June, 2005 (Year to date)	Variance (%)
	(as reported on Oct 28, 2004)	(at current Yen rate as of June 30, 2005)	(at current Yen rate as of June 30, 2005)	
Sales	17,885 (1,916,071)	17,885 (1,978,491)	46,500 (5,143,854)	160
Operating Loss	1,172 (125,572)	1,172 (129,664)	965 (106,734)	18
Ordinary Loss	3,917 (419,627)	3,917 (433,299)	820 (90,711)	79
Net Loss	4,296 (460,181)	4,296 (475,175)	1,385 (153,248)	68
EBITDA	197 (21,133)	197 (21,822)	6,223 (688,338)	3,054
Total Assets	177,438 (19,008,930)	177,438 (19,628,190)	221,687 (24,523,057)	25
Shareholders' Equity	120,312 (12,889,077)	120,312 (13,308,968)	174,736 (19,329,311)	45

(Notes)

1. 1st Half 2004 is from January 1, 2004 and to June 30, 2004.
2. For six months period-to-date ending June 30, 2005 results and six months ended June 30, 2004 results at current Japanese yen exchange rate, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥110.62, from the Tokyo Foreign Exchange Market as of June 30, 2005. For six months ended June 30, 2004 results as reported on October 28, 2004, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥107.13, from the Tokyo Foreign Exchange Market as of December 30, 2003.
3. We define EBITDA in relation to our Japan GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill.

Business Results under IFRS (for reference only)

	June, 2004 (1st Half)	June, 2004 (1st Half)	June, 2005 (Year to date)	Variance (%)
	(as reported on Oct 28, 2004)	(at current Yen rate as of June 30, 2005)	(at current Yen rate as of June 30, 2005)	
Sales	17,885 (1,916,071)	17,885 (1,978,491)	46,500 (5,143,854)	160
EBITDA	255 (27,291)	255 (28,180)	6,323 (699,525)	2,382
Net Income/ Loss (-)	-1,169 (-125,235)	-1,169 (-129,314)	2,428 (268,582)	308

(Notes)

1. 1st Half 2004 is from January 1, 2004 and to June 30, 2004.
2. For six months period-to-date ending June 30, 2005 results and six months ended June 30, 2004 results at current Japanese yen exchange rate, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥110.62, from the Tokyo Foreign Exchange Market as of June 30, 2005. For six months ended June 30, 2004 results as reported on October 28, 2004, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥107.13, from the Tokyo Foreign Exchange Market as of December 30, 2003.
3. We define EBITDA in relation to our IFRS financial statements as profit (loss) before interest, tax, depreciation and amortization.

2. Outline of Business Results (from January 1, 2005 to June 30, 2005)

(Note)

1st Half 2004 is from January 1, 2004 and to June 30, 2004.

Turnover

Turnover was US$46,500 thousand (¥5,143,854 thousand) for the six months ended June 30, 2005, higher than the US$17,885 thousand (¥1,978,491 thousand) for the six months ended June 30, 2004. Higher turnover in 2005 is primarily due to:

- Greater efficiency in extracting synergies among the group, enhancing cross-selling efforts
- Robust demand for China focused financial information, product line extensions with existing clients and cross-selling
- Effective improvements to sales and marketing process
- Full period impact from acquired subsidiaries in 2004

Cost of sales

Cost of sales was US$22,082 thousand (¥2,442,752 thousand) for the six months ended June 30, 2005, higher than the US$8,511 thousand (¥941,515 thousand) for the six months ended June 30, 2004. Cost of sales mainly consists of production, distribution and data acquisition costs. Cost of sales represented 47% and 48% of turnover for the six months ended June 30, 2005 and six months ended June 30, 2004, respectively.

Gross Margin

Gross margin rose to 53% for the six months ended June 30, 2005 from 52% for the six months ended June 30, 2004 mainly due to higher margins we derived from our various products and services lines.

Selling, general and administrative expenses

Selling, general and administrative expenses were US$25,383 thousand (¥2,807,836 thousand) for the six months ended June 30, 2005, higher than the US$10,546 thousand (¥1,166,640 thousand) for the six months ended June 30, 2004. Higher selling, general and administrative expenses are mainly due to the inclusion of selling, general and administrative expenses from consolidation of our 2004 acquisitions, as well as costs associated with expansion activities.

Operating loss

As a result of the above, operating loss was US$965 thousand (¥106,734 thousand) for the six months ended June 30, 2005, versus US$1,172 thousand (¥129,664 thousand) for the six months ended June 30, 2004.

Ordinary loss

Ordinary loss was US$820 thousand (¥90,711 thousand) for the six months ended June 30, 2005, versus US$3,917 thousand (¥433,299 thousand) for the six months ended June 30, 2004.

Net loss for the period

As a result of the above, net loss for the six months ended June 30, 2005 was US$1,385 thousand (¥153,248 thousand), versus US$4,296 thousand (¥475,175 thousand) for the six months ended June 30, 2004.

EBITDA

EBITDA was US$6,223 thousand (¥688,338 thousand) in the six months ended June 30, 2005 and US$197 thousand (¥21,822 thousand) in the six months ended June 30, 2004. EBITDA is calculated by taking operating earnings or loss and adding back the following items in selling,

general and administrative expenses: (1) depreciation; (2) amortization; and (3) amortization of goodwill.

Cashflow Analysis

Operating activities

Net cash used in operating activities amounted to US$5,093 thousand (¥563,410 thousand) for the six months ended June 30, 2005. This was due to an increase in working capital needs from the rapid expansion of our business.

Investing activities

Net cash used in investing activities amounted to US$28,910 thousand (¥3,198,050 thousand) for the six months ended June 30, 2005, mainly consisting of capital expenditures and cash used for strategic acquisitions.

Financing Activities

Cashflow from financing activities amounted to US$4,765 thousand (¥527,060 thousand) for the six months ended June 30, 2005.

Cash Balance

Ending cash balance was US$10,890 thousand (¥1,204,608 thousand) as at June 30, 2005, due to the activities as described in "Operating Activities", "Investing Activities" and "Financing Activities", above.

3. Financial Projection (from January 1, 2005 to December 31, 2005)

Our projections have been prepared in accordance with Japan GAAP and IFRS to meet the needs of our Japanese and international investors.

There are significant differences between Japan GAAP and IFRS as applied to us, including those relating to amortization of goodwill and share based expenses. These differences result in a material deviation between the net results projected under Japan GAAP and the net results projected under IFRS.

- *Goodwill on Consolidation*

- Japan GAAP requires consolidated goodwill to be amortized within 20 years. The goodwill on consolidation of the Company has been and projected to be amortized by the straight-line method over a period of 20 years. Under IAS 36, our goodwill on consolidation in connection with subsidiaries acquired on or after March 31, 2004 is not amortized but is assessed for impairment at least annually.

- *Share-based Payment Expense*

- Under IFRS, fair value of shares or options granted for compensation is amortized over the vesting period of the shares or options. Under Japan GAAP, there is no accounting impact for shares or options granted for compensation.

EBITDA is presented in the projections because we believe it is an important measure of our financial performance. Due to the nature of our industry and extent of our acquisition activities, a large portion of our assets consists of goodwill on consolidation. Goodwill on consolidation represents the excess of the aggregate purchase price over the fair value of the net assets of the business acquired and is required to be amortized under Japan GAAP. Since amortization expense is a non-cash expense, we view EBITDA as an important measure of our cash flow and overall financial performance.

The financial outlook for the fiscal year ending December 2005 under Japan GAAP is as follows:

	Sales	EBITDA	Operating Income	Ordinary Income	Net Income
	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)
For a year	94,409 (8,968,855)	13,482 (1,280,790)	1,949 (185,155)	1,789 (169,955)	198 (18,810)

(Reference) Forecasted net income per share (for the period): 92.40 JPY (2 decimal places)

(Notes)

1. Exchange rate used USD1 = ¥95.
2. Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

For reference only, the financial outlook for the fiscal period ending December 2005 under IFRS is as follows:

	Sales	EBITDA	Net Income
	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)
For a year	94,409 (8,968,855)	13,482 (1,280,790)	5,378 (510,910)

(Reference) Forecasted net income per share (for the period): 2,509.81 JPY (2 decimal places)

(Notes)

1. Exchange rate used USD1 = ¥95.
2. Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

新華財經
XINHUA FINANCE

[For immediate release]

Xinhua Finance announces three for one stock split

HONG KONG, August 15, 2005 - Xinhua Finance (TSE Mothers: 9399, OTC ADRs: XHFNY), China's premier financial services and media company, today announced a three-for-one split of its common stock by way of capitalization of reserves.

Shareholders of record on September 14, 2005 will receive two additional shares of common stock for every share held on September 9, 2005. For the purpose of determining shareholders' entitlements to the share split, the register of members of the Company shall be closed from September 13 to September 14, 2005, both dates inclusive, during which period no transfer of shares from registered shareholders will be processed. The common stock will be distributed on or about September 22, 2005, by Xinhua Finance's transfer agent, Tricor Investor Services Limited. On August 15, 2005, Xinhua Finance had common stock outstanding of approximately 219,691 shares. Following the stock split, the number of outstanding shares will increase to approximately 659,073. A stock split was approved by the Company's shareholders at the annual general meeting held on 24 June, 2005.

Xinhua Finance CEO Fredy Bush commented that, "We are committed to applying all appropriate tools for building the optimal market for Xinhua Finance's shares, and to rewarding our shareholder's support. The share split should improve the market for our shares by making our stock more accessible to a broader range of potential investors and increasing its liquidity as well."

ends

About Xinhua Finance Limited

Xinhua Finance Limited is China's premier financial services and media company listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Rooted in China with a global presence, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News, and Investor Relations. Founded in 1999 and based in Hong Kong, the Company has 17 offices and 22 news bureaus across Asia, Australia,

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

North America and Europe and covers key Chinese and international markets. For more information, please visit www.xinhuafinance.com.

For further information,
Hong Kong:
Xinhua Finance
Ms Joy Tsang, +852 3196 3983, +852 9486 4364, joy.tsang@xinhuafinance.com

JAPAN:
Xinhua Finance
Mr Sun Jiong, +81-3-3500-5328, jsun@xinhuafinance.com

United States:
Taylor Rafferty
Mr Brian Rafferty, +1 212 889 4350, xinhuafinance@taylor-rafferty.com

The Ruth Group
Mr. Jason Rando, +1 646 536 7025, jrando@theruthgroup.com

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com